02056058

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended August 23, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

Élan ·::Corporate Bulletin::·

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-332-4766

ELAN PARTNERS U.S. RIGHTS FOR GENERIC ADALAT CC TO WATSON PHARMACEUTICALS

DUBLIN, IRELAND, August 23, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has entered into a licensing agreement with Watson Pharmaceuticals, Inc. (NYSE:WPI) ("Watson") for exclusive marketing rights to 30 mg and 60 mg dosage strengths of its extended-release nifedipine ("nifedipine ER") tablets in the United States. Nifedipine ER is the generic version of Bayer AG's Adalat CC product and is indicated for the treatment of hypertension. Financial details of the transaction were not disclosed.

"This agreement represents an important step in leveraging value from Elan's drug delivery products and implementing our asset divestiture program" commented Garo Armen, Ph.D., chairman of Elan. "Under the terms of this agreement, Elan will receive an up-front payment upon Watson's launch of nifedipine ER in addition to ongoing manufacturing payments from Watson."

The agreement enables Elan to bring its nifedipine ER 30 mg and 60 mg products to the market through Watson, and satisfies Elan's settlement with the U.S. Federal Trade Commission ("FTC") announced on June 27, 2002, reflected in an Agreement Containing Consent Order ("Consent Agreement"). Elan will continue to manufacture and supply Biovail Corporation ("Biovail") with nifedipine ER 30 mg for distribution through its distributor Teva Pharmaceuticals. When Biovail is able to manufacture its own nifedipine ER 30 mg (or until May 31, 2003, whichever comes first), Elan will stop supplying Biovail with the drug. Thus, consumers of nifedipine ER will continue to benefit from competition under the new arrangement contained in the FTC Consent Agreement, as they had under the existing arrangement.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the nifedipine products will be successfully launched or marketed by Watson, or that Elan will be able to manufacture and supply adequate levels of the products to Watson. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: August 27, 2002